Exhibit 12.1

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings before fixed charges:
Income from continuing operations before income taxes	$9,691	$6,384	$2,262	$2,741	$1,953
Fixed charges:
Interest and debt expense (1)	626	570	286	259	234
Interest portion of rental expense (2)	9	9	8	8	6
Add: Fixed Charges	635	579	294	267	240
Earnings before fixed charges:	$10,326	$6,963	$2,556	$3,008	$2,193
Fixed charges:
Interest and debt expense (1)	$626	$570	$286	$259	$234
Interest portion of rental expense (2)	9	9	8	8	6
Total fixed charges	$635	$579	$294	$267	$240
Ratio of earnings to fixed charges (3)	16.3	12.0	8.7	11.3	9.1

(1)

Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves on income taxes, as such interest is included in provision for income taxes.

(2)	One-third of rent expense is the portion deemed representative of the interest factor.
(3)	Based on rounded thousands.